

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2014

Via E-mail
Mr. Brian Pappas
Chief Executive Officer
Creative Learning Corporation
701 Market Street, Suite 113
St. Augustine, FL 32095

> **Re: Creative Learning Corporation**
> **Form 10-K/A#1 for the Fiscal Year Ended September 30, 2013**
> **Filed June 5, 2014**
> **Form 10-Q for the Quarter Ended March 31, 2104**
> **Filed May 19, 2014**
> **Response letters dated June 3 and 4, 2014**
> **File No. 000-52883**

Dear Mr. Pappas:

We have reviewed your response letters and your amended filing and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A#1 for the Fiscal Year Ended September 30, 2013

Item 9A. Controls and Procedures, page 11

1. We continue to disagree with your response to comments 5 of both of our prior letters. We note from the penultimate paragraph of page 11 of your amended Form 10-K that the Company did not properly record certain issued and outstanding common shares. Identify for us and disclose the internal controls whose material weakness allowed this error to occur. Moreover, as an accurate stock register would seem to be a necessary prerequisite for compliance with the disclosure requirements of Item 1A, 5, 8, 11, 12 and 13 of Form 10-K, identify for us the Rule 13a-15(e) controls and procedures that were

designed and implemented by the Company to ensure that information regarding the Company's common stock was accurately accumulated and communicated to the issuer's management so that management could comply with those Items of Form 10-K on an accurate and timely basis. Explain for us, if those Rule 13a-15(e) controls and procedures were effective, how the identified material weaknesses in the Company's internal controls allowed this error to occur.

2. Similarly, we note from the penultimate paragraph of page 11 of your amended Form 10-K that the Company did not maintain adequate supporting documentation for certain expenditures and that the Company was unable to properly account for revenues. Identify for us and disclose the internal controls whose material weaknesses allowed these errors to occur.   Moreover, as an ability to communicate accurate information regarding revenues and expenses on a timely basis to the issuer's management would seem to be a prerequisite to compliance with Items 1A, 7, 8, 11, and 13 of Form 10-K, tell us how you determined that your disclosure controls and procedures were effective in light of these internal control lapses.

You may contact Joseph M. Kempf, Senior Staff Accountant at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Celeste Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director